                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             DATAWORKS CORPORATION
                                (NAME OF ISSUER)


                           Common Stock, no par value
                         (TITLE OF CLASS OF SECURITIES)


                                   237924 10 5
                                 (CUSIP NUMBER)

                                 MARK HELLINGER
                            INTERACTIVE GROUP, INC.
                            5095 MURPHY CANYON ROAD
                           SAN DIEGO, CALIFORNIA 92123
                                 (619) 560-8525
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 31, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 8 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 237924 10 5                13D                       Page 2 of 8 Pages
--------------------------------------------------------------------------------

--------------------  ----------------------------------------------------------
         1            NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      INTERACTIVE GROUP, INC.
                      95-2925769
--------------------  ----------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ]
                      (b) [ ]
--------------------  ----------------------------------------------------------
         3            SEC USE ONLY
--------------------  ----------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)
                            NOT APPLICABLE
--------------------  ----------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------  ----------------------------------------------------------
         6            CITIZENSHIP OR PLACE OF ORGANIZATION
                                STATE OF DELAWARE
--------------------  ----------------------------------------------------------
      NUMBER                 7           SOLE VOTING POWER
        OF
      SHARES                                    -0-
   BENEFICIALLY
     OWNED BY
     REPORTING
      PERSON
       WITH
                      -----------------  ---------------------------------------
                             8           SHARED VOTING POWER
                                                1,943,441
                      -----------------  ---------------------------------------
                             9           SOLE DISPOSITIVE POWER
                                                -0-
                      -----------------  ---------------------------------------
                             10          SHARED DISPOSITIVE POWER
                                                -0-
--------------------  ----------------------------------------------------------
        11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                                 1,943,441
--------------------  ----------------------------------------------------------
        12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                      CERTAIN SHARES [ ]
--------------------  ----------------------------------------------------------
        13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                 19.2%
--------------------  ----------------------------------------------------------
        14            TYPE OF REPORTING PERSON
                                 CO
--------------------  ----------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         (a)      Title of Security:

                  DataWorks Corporation Common Stock, no par value per share.

         (b)      Name of Issuer:

                  DataWorks Corporation, a California corporation ("DataWorks").

         (c)      Address of Issuer's Principal Executive Office:

                  The principal executive office of DataWorks is located at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is filed by Interactive Group, Inc., a Delaware corporation ("Interactive"). Interactive is principally in business to develop, market, implement and support integrated business information systems that enable discrete manufacturers to manage their enterprise-wide information requirements.

         (b) The address of the principal business offices of Interactive is 5095 Murphy Canyon Road, San Diego, California 92123.

         (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Interactive's executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

         (d) During the last five years, there have been no criminal proceedings against Interactive or, to the best knowledge of Interactive, any of the other persons with respect to whom information is given in response to this Item 2.

         (e) During the last five years, neither Interactive nor, to the best knowledge of Interactive, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best knowledge of Interactive, all of the directors and executive officers of Interactive named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of DataWorks have entered into "Voting Agreements" with Interactive as described in Item 4. These Voting Agreements do not contemplate a purchase of DataWorks Common Stock by Interactive.

ITEM 4.  PURPOSE OF THE TRANSACTION

         (a) - (b) Pursuant to that certain Agreement and Plan of Merger and Reorganization dated as of July 31, 1997 (the "Reorganization Agreement"), among Interactive, DataWorks Acquisition Sub, Inc., a wholly owned Delaware subsidiary of DataWorks ("Merger Sub"), and DataWorks, and subject to the conditions set forth therein (including any required regulatory approval and the approval of stockholders of Interactive and shareholders of DataWorks), Merger Sub will be merged with and into Interactive (the "Merger") and Interactive will become a wholly owned subsidiary of DataWorks. Each share of Interactive Common Stock, $.001 par value per share, shall be converted into the right to receive 0.8054 of a share of DataWorks Common Stock. In addition, DataWorks will assume each unexpired and unexercised option and warrant to purchase Interactive Common Stock, and such options and warrants shall be converted into options and warrants with respect to DataWorks Common Stock on the terms set forth in
Section 5.5 of the Reorganization Agreement.

         The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Interactive and closing conditions for the benefit of DataWorks, as set forth in Sections 7 and 6, respectively, of the Reorganization Agreement.

         If the Merger is not consummated and the Reorganization Agreement is terminated by Interactive pursuant to Section 8.1(h) therein, or by DataWorks or Interactive pursuant to Section 8.1(f) or Section 8.1(i) therein, Interactive shall pay to DataWorks a nonrefundable fee in the amount of $1,500,000. If the Merger is not consummated and the Reorganization Agreement is terminated by DataWorks pursuant to Section 8.1(h) therein, or by DataWorks or Interactive pursuant to Section 8.1(g) therein, DataWorks shall pay to Interactive a nonrefundable fee in the amount of $1,500,000.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

         Each of Nathan W. Bell, Stuart W. Clifton, Tony N. Domit, William P. Foley, II, Norman Farquhar, Ronald S. Parker, Roy Thiele-Sardina, Fidelity National Title Insurance Company, Fidelity National Title Insurance Company of Pennsylvania, Parker, Mulcahy & Associates and Pacific Mezzanine Fund (individually, a "Voting Agreement Shareholder" and, collectively, the "Voting Agreement Shareholders") has entered into a Voting Agreement dated as of July 31, 1997 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Interactive. The number of shares of DataWorks Common Stock beneficially owned by each of the Voting Agreement Shareholders is set forth on
Schedule II to this Schedule 13D. Pursuant to Section 2.1 of the Voting Agreements, the Voting Agreement Shareholders have agreed to vote or direct the vote of all the shares of DataWorks Common Stock over which such person has voting power or control (the "DataWorks Subject Shares"): (i) in favor of (1) the Reorganization Agreement and the approval of the Merger; and (2) each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof or of the Voting Agreement; and (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of DataWorks in the Reorganization Agreement.

         Pursuant to Sections 1.2 and 1.3 of the Voting Agreements, the Voting Agreement Shareholders have also agreed not to, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale or grant of any option to purchase or other disposition or transfer of) any shares of the DataWorks Subject Shares to any person; (ii) create or permit to exist any encumbrance with respect to any of the DataWorks Subject Shares; (iii) reduce such Voting Agreement Shareholders' beneficial ownership of, interest in or risk relating to any of the DataWorks Subject Shares; (iv) commit or agree to do any of the foregoing; or (v) deposit any of the DataWorks Subject Shares into a voting trust or grant a proxy (except as provided in Section 2.2 of the Voting Agreements) or enter into a voting agreement with respect to any of the DataWorks Subject Shares.

         Pursuant to Section 2.2 of the Voting Agreements, the Voting Agreement Shareholders also executed and delivered to Interactive irrevocable proxies voting the DataWorks Subject Shares in favor of the Reorganization Agreement and Merger and each of the other actions contemplated by the Reorganization Agreement and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of DataWorks in the Reorganization Agreement.

         The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

         (c)      Not applicable.

         (d) There will be no change in the current DataWorks Board and officers of DataWorks as a result of the Merger, except that Robert C. Vernon, the current Chairman of the Board and Chief Executive Officer of Interactive, will become President, International Operations and a director of DataWorks, and Mark Hellinger, the current President and Chief Operating Officer -- North American Operations and a director of Interactive, will become President, MidTier Division of DataWorks. In addition, Robert W. Brandel, currently an Executive Vice President and the Chief Operating Officer of DataWorks, will become President, Lower-Tier Division of DataWorks.

         (e) Based upon the capitalization of Interactive as of the close of business on August 20, 1997, an aggregate of approximately 3,700,000 shares of DataWorks Common Stock will be issued to Interactive stockholders in the Merger and DataWorks will assume options and warrants to acquire up to approximately 536,000 additional shares of Interactive Common Stock.

         (f) Upon consummation of the Merger, Interactive will become a wholly owned subsidiary of DataWorks.

         (g) Upon approval of the DataWorks shareholders, the bylaws of DataWorks shall be amended to increase the size of the DataWorks board of directors to provide for the election of Robert C. Vernon thereto, following consummation of the Merger.

         (h)      Not applicable.

         (i)      Not applicable.

         (j) Other than as described above, Interactive has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) -
(i) of this Schedule 13D (although Interactive reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Voting Agreements, Interactive has shared power to vote an aggregate of 1,943,441 shares of DataWorks Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 19.2% of the issued and outstanding shares of DataWorks Common Stock as of July 31, 1997.

         To Interactive's knowledge, no shares of DataWorks Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

         Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Interactive shares the power to vote or to direct the vote of DataWorks Common Stock.

         During the past five years, to Interactive's knowledge, no person named in Schedule III to this Schedule 13D, has been convicted in a criminal proceeding.

         During the past five years, to Interactive's knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         To Interactive's knowledge, all persons named in Schedule III to this
Schedule 13D are citizens of the United States.

         (c) Neither Interactive nor, to Interactive's knowledge, any person named in Schedule I, has effected any transaction in DataWorks Common Stock during the past 60 days, except as disclosed herein.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the Reorganization Agreement, certain possible affiliates of Interactive (including Robert C. Vernon, Mark Hellinger, Randolph
S. Naylor, Lyndol Cook, John W. Darracq and Craig Gallagher) and certain possible affiliates of DataWorks (including Nathan W. Bell, Pacific Mezzanine Fund, Stuart W. Clifton, Tony N. Domit, William P. Foley, II, Fidelity National Title Insurance Company, Fidelity National Title Insurance Company of Pennsylvania, Norman R. Farquhar, Ronald S. Parker, Parker Mulcahy & Associates, Roy Thiele-Sardina, Robert W. Brandel and Rick E. Russo) (each an "Affiliate") will enter into an Affiliate Agreement with DataWorks and Interactive, respectively, dated as of July 31, 1997 (collectively, the "Affiliate Agreements"). Pursuant to Section 2(d) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger "combined operations" of DataWorks and Interactive have been published by DataWorks (within the meaning of the applicable "pooling of interests" accounting requirements), such Affiliate shall not dispose of the Affiliate's shares of DataWorks Common Stock.

         Other than as described in the foregoing paragraph and in Item 4 above, to Interactive's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of DataWorks, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS



     EXHIBIT NO.        Description
     -----------        -----------

         99.1 Agreement and Plan of Merger and Reorganization dated as of July 31, 1997, by and among DataWorks Corporation, a California corporation, DataWorks Acquisition Sub, a Delaware corporation, and Interactive Group, Inc., a Delaware corporation.*

         99.2 Form of Voting Agreement dated as of July 31, 1997, by and between Interactive Group, Inc., a Delaware corporation, and each of Nathan W. Bell, Stuart W. Clifton, Tony N. Domit, William P. Foley, II, Norman Farquhar, Ronald S. Parker, Roy Thiele-Sardina, Fidelity National Title Insurance Company, Fidelity National Title Insurance Company of Pennsylvania, Parker, Mulcahy & Associates and Pacific Mezzanine Fund.*


* Incorporated by reference to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 1997                 INTERACTIVE GROUP, INC.



                                       By: /s/ Mark Hellinger
                                       -----------------------------------
                                       Mark Hellinger
                                       President and Chief Operating Officer

                                   SCHEDULE I

                 EXECUTIVE OFFICERS AND DIRECTORS OF INTERACTIVE



NAME                       Principal Occupation or Employment
----                       ----------------------------------

Robert C. Vernon           Chairman of the Board, Chief Executive Officer and
                           Director

Mark Hellinger             President, Chief Operating Officer and Director

Randolph S. Naylor         Director

Lyndal L. Cook             Director


All individuals named in the above table are employed at, or retained as directors by, Interactive Group, Inc., 5095 Murphy Canyon Road, San Diego, California 92123.

                                   SCHEDULE II

                                                                          Percentage of
                                        Number of Shares of           Outstanding Shares of
  VOTING AGREEMENT                    DataWorks Common Stock             DataWorks Common
     SHAREHOLDER                        Beneficially Owned          Stock as of July 31, 1997
  ----------------                    ----------------------          ---------------------
Nathan W. Bell                             389,805(1)(A)                      3.85%(B)

Stuart W. Clifton                        1,085,215(2)                        10.70%

Tony N. Domit                                4,443(3)                         0.04%

William P. Foley, II                       285,832(4)(A)                      2.82%(B)

Norman R. Farquhar                          92,103(5)                         0.90%

Ronald S. Parker                            81,600(6)(A)                      0.81%(B)

Roy Thiele-Sardina                           4,443(7)                         0.04%

Pacific Mezzanine Fund                     378,555(8)(A)                      3.74%(B)

Fidelity National Title                     90,000   (A)                      0.89%(B)
Insurance Company

Fidelity National Title                    170,000   (A)                      1.68%(B)
Insurance Company of
Pennsylvania1

Parker, Mulcahy &                           44,105(9)(A)                      0.44%(B)
Associates
                                  TOTAL                           TOTAL

                                  SHARES:1,943,441                PERCENTAGE:19.2%

(1) Includes 69 shares issuable upon exercise of a warrant held by Mr. Bell, 3,458 shares issuable upon exercise of a warrant held by Pacific Mezzanine Fund ("PMF") and 375,097 shares held by PMF. Mr. Bell is a general partner of Pacific Private Capital ("PPC"), which is the general partner of PMF. He disclaims beneficial ownership of securities held by PMF, except to the extent of his pro rata interest therein. Includes 2,777 shares subject to options exercisable within 60 days of July 31, 1997.

(2) Includes 19,166 shares subject to options exercisable within 60 days of July 31, 1997.

(3) Includes 4,443 shares subject to options exercisable within 60 days of July 31, 1997.

(4) Includes 170,000 shares held of record by Fidelity National Title Insurance Company of Pennsylvania (now known as Fidelity National Title Insurance Company of New York) ("Fidelity Pennsylvania") and 90,000 shares held by Fidelity National Title Insurance Company ("Fidelity"). Mr. Foley is an executive officer and director of Fidelity National Financial, Inc., which is affiliated with both Fidelity Pennsylvania and Fidelity. Mr. Foley disclaims beneficial ownership of all such shares held by Fidelity Pennsylvania and Fidelity. Includes 3,332 shares subject to options exercisable within 60 days of July 31, 1997.

(5) Includes 92,103 shares subject to options exercisable within 60 days of July 31, 1997.

-------------------
1 Fidelity National Title Insurance Company of Pennsylvania was merged with and into Fidelity National Title Insurance Company of New York. However, shares of DataWorks that were held by Fidelity National Title Insurance Company of Pennsylvania were still held in the record name of Fidelity National Title Insurance Company of Pennsylvania as of July 31, 1997.

(6) Includes 19,356 shares held by Parker, Mulcahy & Associates ("PMA"), of which Mr. Parker is Chairman of the Board and a majority shareholder, 16,552 shares held by DataWorks Partners IV, L.P., of which PMA is a general partner and warrants held by PMA to purchase up to 8,197 shares of DataWorks Common Stock. Includes 2,777 shares subject to options exercisable within 60 days of July 31, 1997.

(7) Includes 4,443 shares subject to options exercisable within 60 days of July 31, 1997.

(8)      Includes 3,458 shares issuable upon exercise of a warrant held by PMF.

(9) Includes 16,552 shares held by DataWorks Partners IV, L.P., of which PMA is a general partner, and 8,197 shares issuable upon exercise of a warrant held by PMA.

(A) Shares which are beneficially owned by two or more persons or entities have only been counted once for purposes of calculating the total shares.

(B) The percentage of outstanding shares of DataWorks represented by shares which are beneficially owned by two or more persons or entities have only been counted once for purposes of calculating the total percentage.

                                  SCHEDULE III

NAME                       Principal Occupation or Employment
----                       ----------------------------------

Stuart W. Clifton          Chairman of the Board, President and Chief Executive
                           Officer

Norman R. Farquhar         Executive Vice President, Chief Financial Officer and
                           Director

Robert W. Brandel          Executive Vice President and Chief Operating Officer

Rick E. Russo              Vice President, Finance and Secretary

Tony N. Domit              Director

Roy Thiele-Sardina         Director

Nathan W. Bell             Director

William Foley              Director

Ronald S. Parker           Director


All individuals named in the above table are employed at, or retained as directors by, DataWorks Corporation, 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121.

                                  EXHIBIT INDEX

     EXHIBIT NO.        Description
     -----------        -----------

         99.1 Agreement and Plan of Merger and Reorganization dated as of July 31, 1997, by and among DataWorks Corporation, a California corporation, DataWorks Acquisition Sub, a Delaware corporation, and Interactive Group, Inc., a Delaware corporation.*

         99.2 Form of Voting Agreement dated as of July 31, 1997, by and between Interactive Group, Inc., a Delaware corporation, and each of Nathan W. Bell, Stuart W. Clifton, Tony N. Domit, William P. Foley, II, Norman Farquhar, Ronald S. Parker, Roy Thiele-Sardina, Fidelity National Title Insurance Company, Fidelity National Title Insurance Company of Pennsylvania, Parker, Mulcahy & Associates and Pacific Mezzanine Fund.*

* Incorporated by reference to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997.